Contact

www.linkedin.com/in/kiara-tomirotti-229336178 (LinkedIn)

Top Skills

Sales Process
Teamwork
Customer Service

Kiara Tomirotti

Co-founder & Head of Partnerships and Events at RMBR Kombucha
Chicago, Illinois, United States

Experience

rmbr

Co-founder
May 2023 - Present (2 years 6 months)
Greater Chicago Area

RMBR - Standing for Real memories. Better rituals.
Chicago-local Kombucha crafted with all organic functional botanicals. Made for all your favorite social settings.

Real Staffing

Business Development Consultant
February 2020 - May 2023 (3 years 4 months)
Greater Chicago Area

I focus on Real Staffing's Medical Device division, managing our client relationships in Indiana. Our recruitment team supports very specific technical markets in placing high-caliber professionals on a contract and contract-to-hire basis.

Some of the key roles i'm looking for are related to:
- Manufacturing Engineering
- Project Engineering/Management
- Process Engineering
- Packaging Engineering
- Maintenance Engineering

Real Staffing's recruitment capabilities also span across the following areas:
- Regulatory Affairs
- Quality Assurance
- Engineering
- Program Management
- Clinical Affairs
- Scientific (Chemists, Scientists & Microbiologists)
- Technology (Programming & Business Analytics)

We also assist clients with the following:

- Attracting and retaining talent
- Writing effective job descriptions
- Developing and managing an effective and efficient interview process
- Day to day management of contract employees

If you are interested in learning more please reach out to me at
k.tomirotti@realstaffing.com or 312-453-9088

Elmhurst® 1925
Marketing & Community Management Freelancer
March 2021 - July 2021 (5 months)

Use platforms like E-desk, Sprout Social, Finale, Shopify, and Ship Station to manage customer accounts, relationships, and social media interaction. Research, reach out to, and meet with potential influencers that align with he brand's overall objectives. Strategize/develop brand content for tracking mentions and ROI of partnerships. Enforce brand awareness throughout various social media platforms as well as monitoring reactive social media.

Rochester Hills Oral Surgery
Student Intern
December 2018 - December 2018 (1 month)
Rochester Hills, Michigan

Observed dental professionals provide dental care and carry out surgical procedures to patients in clinical setting and further expanded knowledge on surgeries, regular check-ups, and dental cleanings. Created a calm environment for patients by encouraging and light communication.

Education

Michigan State University
Bachelor's degree, Human Biology · (2015 - 2019)

Stoney Creek High School